CEA INDUSTRIES INC.

385 South Pierce Avenue, Suite C

Louisville, Colorado 80027

(303) 993-5271

June 22, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Mr. Joe McCann

Re: CEA Industries Inc.

Registration Statement on Form S-1, File No. 333-265520

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: June 24, 2022

Requested Time: 5:00 pm, Eastern Time

Ladies and Gentlemen:

CEA Industries Inc (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-265520) be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it will be declared and become effective at 5:00 p.m. Eastern time on June 24, 2022, or as soon thereafter as possible.

Please contact our counsel, Andrew D. Hudders or Carl Van Demark of Golenbock Eiseman Assor Bell & Peskoe LLP, on (212) 907-7349 or (212) 907-7366 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Hudders or Mr. Van Demark by telephone when this request for acceleration has been granted.

Sincerely yours,

/s/ Ian Patel
Ian Patel
Chief Financial Officer